LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

January 3, 2010

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Re: Oracle Family of Funds ("Trust")

File Nos. 333-163423, 811- 22359

Pre-Effective Amendment #2

Rule 461 - Request for Acceleration

Dear Mr. Hallock:

This letter will serve as a written follow up to the registrant’s previous oral requests for acceleration of its form N1-A to December 31, 2010.  Understanding that this request may now not be possible, although such remains, the registrant requests that the “Effective” date of its form N1-A be January 3, 2011. Accordingly, the registrant and its principal underwriter, Rafferty Capital Markets, LLC, acknowledge the following:

1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commissions from taking any action with respect to the filing;

2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United Sates.

Thank you for your kind attention to this matter.

Very truly yours,

ORACLE FAMILY OF FUNDS

By: /s/ C. Richard Ropka, Esq.

C. Richard Ropka, Secretary

RAFFERTY CAPITAL MARKETS, LLC

By: /s/ Thomas Mulrooney

Authorized Signature, Underwriter

CRR/ks

Encl (s).